Schedule 13G

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

GBC BANCORP

(Name of Issuer)

Common. Stock

(Title of Class of Securities)

361475106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule l3d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 361475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Peter Wu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

" Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

0

6.	Shared Voting Power

631,624

7.	Sole Dispositive Power

0

8.	Shared Dispositive Power

631,624

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

631,624

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

☐

11.	Percent of Class Represented by Amount in Row (9)

5.86%

12.	Type of Reporting Person (See Instructions) IN

IN

Item 1(a)	Name of issuer:
GBC Bancorp

Item 1(b)	Address of Issuer’s Principal Executive Offices:
800 West Sixth Street Los Angeles, CA 90017-2704

Item 2(a)	Name of Person Filing:
Peter Wu

Item 2(b)	Address of Principal Business Office or, if None, Residence:
800 West Sixth Street Los Angeles, CA 90017-2704

Item 2(c)	Citizenship:
United States

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
361475106

Item 3	This statement is not filed pursuant to §§240.13d-l(b) or 240.13d-2 (b) or (c):
Not applicable.

Item 4	Ownership:
(a)	Amount Beneficially Owned: 631,624
(b)	Percent of Class: 5.86%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 631,624
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 631,624

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification:
This statement is not filed pursuant to §240.13d-l (b) or §240.13d-l(c).
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2003.	/s/ PETER WU
Date
Signature

Peter Wu

Name/Title